Exhibit 99.2

Jianzhi Education Technology Group Company Limited

(incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON 14 DECEMBER, 2026

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Jianzhi Education Technology Group Company Limited (the “Company”) will be held at 15F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People’s Republic of China on 14 December, 2026 at 9:00 p.m. (Beijing time) whereby, the holders of the class A ordinary shares and class B ordinary shares each of a par value of US$0.0001 of the Company (the “Ordinary Shares”) will vote as shareholders as a single class for the purpose of considering and, if thought fit, passing and approving the following resolution as a special resolution:

“RESOLVED AS A SPECIAL RESOLUTION THAT subject to all requirements prescribed by sections 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to a capital reduction supported by a solvency statement being complied with, with effect from the date on which such condition(s) is/are fulfilled:-

(i)	the par value of each issued class A ordinary share of par value of US$0.0001 each (the “Class A Ordinary Shares”) and class B ordinary share of par value of US$0.0001 each (the “Class B Ordinary Shares”) in the share capital of the Company be reduced from US$0.0001 to US$0.0000000001 by cancelling the paid-up capital to the extent of US$0.0000999999 on each of the then issued Class A Ordinary Shares and Class B Ordinary Shares, respectively (the “Capital Reduction”);

(ii)	following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding Class A Ordinary Share and Class B Ordinary Share, respectively, shall be US$0.0000000001;

(iii)	the credit arising from the Capital Reduction be transferred to the distributable reserve account of the Company which may be applied by the Company as the board of directors of the Company (the “Board”) may deem fit and in any manner as permitted by all applicable laws and the memorandum and articles of association of the Company, including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time;

(iv)	immediately following the Capital Reduction becoming effective, each authorised but unissued Class A Ordinary Share of par value of US$0.0001 each be sub-divided into one million (1,000,000) authorised but unissued class A ordinary shares (the “New Class A Ordinary Shares”) of par value of US$0.0000000001 each and each authorised but unissued Class B Ordinary Share of par value of US$0.0001 each be sub-divided into one million (1,000,000) authorised but unissued class B ordinary shares (the “New Class B Ordinary Shares”) of par value of US$0.0000000001 each (the “Share Subdivision” and together with the Capital Reduction, the “Capital Reorganisation”);

(v)	immediately following the Capital Reorganisation, the authorized share capital of the Company shall be changed from US$100,000,000 divided into (a) 800,000,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 200,000,000,000 class B ordinary shares of a par value of US$0.0001 each TO US$100,000,000 divided into (a) 800,000,000,000,000,000 class A ordinary shares of a par value of US$0.0000000001 each and (b) 200,000,000,000,000,000 class B ordinary shares of a par value of US$0.0000000001 each;

(vi)	each of the New Class A Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other and each of the New Class B Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other, and each shall have such rights and privileges and be subject to the restrictions as contained in the memorandum and articles of association of the Company;

(vii)	each director of the Company (each a “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such documents and take such actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(viii)	the registered office provider of the Company be and is hereby instructed to prepare, finalize and make all such filings with the Registrar of Companies in the Cayman Islands, including filing the solvency statement (as made by the Directors), the minute in respect of the reduction of capital and any related forms or filings, as may be necessary or desirable to implement and give effect to the matters approved herein.”

The board of directors of the Company has fixed the close of business on 12 November, 2026 (New York time) as the record date (the “Share Record Date”) for determining the holders of the Ordinary Shares entitled to receive notice and/or vote at the EGM, or any adjournment thereof.  Holders of American Depositary Shares (the “ADSs”) as of the close of business on 12 November, 2026 (the “ADS Record Date”) are entitled to receive information pertaining to the EGM and any adjournment thereof and to provide voting instructions with respect to their ADSs. Holders whose ADSs are held on the books and records of The Bank of New York Mellon, as depositary (the “Depositary”), will receive such information from and provide their voting instructions with regard to such ADSs directly to the Depositary. Holders whose ADSs are held through a bank, broker or other securities intermediary will receive such information from and provide their voting instructions with regard to such ADSs through such bank, broker or other securities intermediary. If you are a registered holder of our Ordinary Shares on the Share Record Date, you are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying form(s) of proxy (as applicable) by mail to Conyers Corporate Services Limited at 29th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong, Attention: Team GCS13 or by email to JianzhiEGM@conyers.com as soon as possible and in any event no later than 9:00 p.m. on 12 December, 2026 (Beijing time).

If you hold ADSs directly on the books and records of the Depositary as at the ADS Record Date, the Depositary will forward to you information pertaining to the EGM and ask you to provide your voting instructions directly to the Depositary with respect to the Ordinary Shares represented by such ADSs. If you hold ADSs indirectly through a bank, broker or other securities intermediary, you will receive from them information pertaining to the EGM and instructions as to how to vote such ADSs. For your voting instructions to be valid, you must comply with the instructions provided by the Depositary if your ADSs are held directly on the books and records of the Depositary or the bank, broker or other securities intermediary if your ADSs are held indirectly by any of them, and the Depositary must receive your voting instructions in the manner and on or before the date specified by the Depositary if your ADSs are held directly on the books and records of the Depositary or through the bank, broker or other securities intermediary if your ADSs are held indirectly by any of them. The Depositary shall, in the manner and on or before the time established by the Depositary for such purpose, endeavor to vote or cause to be voted the underlying Ordinary Shares represented by the ADSs in accordance with your instructions insofar as practicable and permitted under the provisions of or governing the Ordinary Shares. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Yong Hu

Director and Chief Executive Officer
Date: 12 November, 2026